Exhibit 99.24

Fire & Flower Holdings Corp.

2020 ANNUAL INFORMATION FORM

April 29, 2020

2020 ANNUAL INFORMATION FORM	Fire & Flower
Holdings Corp.

GENERAL MATTERS AND FORWARD-LOOKING STATEMENTS

This annual information form for the year ended February 1, 2020 (the “Annual Information Form” or the “AIF”) is dated as of April 29, 2020 and, unless otherwise noted or the context otherwise requires, “Corporation” shall refer to Fire & Flower Holdings Corp., and the term “cannabis” has the meaning given to the term “cannabis” in the Cannabis Act, S.C. 2018, c. 16 (the “Cannabis Act”).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF, and in the documents incorporated by reference in this AIF, constitute “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws and are based on assumptions, expectations, estimates and projections as of the date of this AIF. Forward-looking statements include statements with respect to projected revenues, earnings, growth rates, targets, revenue mix, product plans and the Corporation’s future growth, results of operations, performance and business prospects and opportunities. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “projected”, “forecasts”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “aim”, “strategy” and “targets” or variations of such words or negative versions thereof and other similar expressions identify forward-looking statements. Forward-looking statements are based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are, in many cases, outside of the Corporation’s control and are inherently subject to significant business, economic and competitive uncertainties and contingencies (including the anticipated effects of COVID-19 on the Corporation and its operations) which could result in the forward- looking statements ultimately being entirely or partially incorrect or untrue.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, a reader should specifically consider various factors, including the risks outlined under the heading “Risk Factors”, which may cause actual results to differ materially from any forward-looking statements.

The forward-looking statements contained herein reflect management’s current expectations and beliefs and are based upon certain assumptions that management believes to be reasonable based on the information currently available to management. Such assumptions include, but are not limited to, assumptions regarding: (a) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (b) expectations with respect to the renewal and/or extension of the Corporation’s licences and permits; (c) the applicable laws, regulations and any amendments thereof; (d) the Corporation’s ability to comply with applicable governmental regulations and standards; (e) reliance on suppliers and other third parties; (f) product recalls; (g) product liability; (h) U.S. operations; (i) the price of cannabis; (j) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Corporation’s business, financial position or results of operations; (k) being a public company; (l) strategic alliances; (m) the competitive conditions of the cannabis industry; (n) dependence on key management personnel; (o) general economic trends and conditions; (p) equity and debt markets continuing to provide the Corporation with access to capital on terms acceptable to the Corporation; (q) litigation; (r) cybersecurity; (s) the demand for the Corporation’s products and services and fluctuations in future revenues; (t) sufficiency of current working capital to support future operating and working capital requirements; (u) the Corporation’s future growth prospects and business opportunities; (v) the expected growth in the amount of cannabis sold by the Corporation and the expected size of and pricing of products in the recreational market; (w) capital cost of expected expansion by the Corporation; (x) the Corporation’s success in implementing its strategies and achieving its business objectives; and (y) the number of stores to be operated by the Corporation. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Should one or more of the risks or uncertainties identified herein materialize, or should the assumptions underlying the forward- looking statements prove to be incorrect, then actual results may vary materially from those described herein.

2020 ANNUAL INFORMATION FORM	Fire & Flower
Holdings Corp.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable securities laws, we do not intend, and do not assume any obligation, to update the forward- looking statements contained herein.

CORPORATE STRUCTURE

The Corporation was incorporated as Cinaport Acquisition Corp. II under the Business Corporations Act (Ontario) (“OBCA”) on December 12, 2017. On February 7, 2019, the Corporation filed articles of amendment to change its name from “Cinaport Acquisition Corp. II” to “Fire & Flower Holdings Corp.” (the “Name Change”). On February 12, 2019, the Corporation continued (the “Continuance”) from a company operating under the OBCA to a company operating under the Canada Business Corporations Act (“CBCA”). The Name Change and Continuance were completed in connection with the business combination (the “Qualifying Transaction”) involving the Corporation and Fire & Flower Inc. (“Old FFI”) which resulted in a reverse take-over of the Corporation by Old FFI pursuant to a “three-cornered amalgamation” among the Corporation, Old FFI and 11048449 Canada Inc. (a wholly-owned subsidiary of the Corporation) (“Subco”). Pursuant to the terms of the Qualifying Transaction, Old FFI and Subco amalgamated to form Fire & Flower Inc. (“FFI”) – a wholly-owned subsidiary of the Corporation. The Qualifying Transaction was completed on February 13, 2019.

The Corporation’s registered and head office is located at 150 King Street West, Suite 308, Toronto, Ontario M5H 1J9.

INTER-CORPORATE RELATIONSHIPS

The following chart outlines the inter-corporate relationships between the Corporation and its wholly owned subsidiaries.

Old FFI was a corporation existing under the CBCA and was incorporated pursuant to a certificate of incorporation issued under the CBCA on March 17, 2017 under the name 10150266 Canada Inc. The articles of incorporation of Old FFI were subsequently amended on:

(a)	November 24, 2017 to change the name of the company from “10150266 Canada Inc.” to “Fire & Flower Inc.”;

(b)	December 6, 2017 to subdivide all of the issued and outstanding common shares of the company on a 1:5,000 basis;

(c)	March 6, 2018 to change the province of the company’s registered office from Ontario to Alberta; and

(d)	April 9, 2018 to subdivide all of the issued common shares of the company on a 1:10 basis.

On February 13, 2019, Old FFI amalgamated with Subco to form FFI – whereby FFI assumed all of the assets and liabilities of Old FFI and Subco.

10926671 Canada Inc. (d/b/a “Open Fields Distribution”) (“Open Fields”) was incorporated under the CBCA on August 1, 2018.

Hifyre Inc. (“Hifyre”) was incorporated under the OBCA on March 27, 2009 under the name “Kardeo Inc”. Old FFI acquired all of the issued and outstanding securities of Hifyre on July 20, 2018 pursuant to the terms of a share purchase agreement of the same date. On December 6, 2018, Hifyre filed articles of amendment to change its name from “Kardeo Inc.” to “Hifyre Inc.”.

11180703 Canada Inc. was incorporated on January 7, 2019 for the purposes of participating in the lottery (the “Lottery”) held by the Ontario Alcohol and Gaming Commission (“AGCO”). Selected Lottery participants were invited to apply for a licence to operate a retail cannabis store in Ontario. As 11180703 Canada Inc. was not selected in the Lottery, this entity has no active business as of the date hereof.

2727765 Ontario Inc. (“272 Ontario”) was incorporated on November 20, 2019. On February 11, 2020, FFI acquired all of the issued and outstanding securities of 272 Ontario. See “Description of the Business

– Recent Developments”.

2676053 Ontario Limited (“267 Ontario”) was incorporated on January 15, 2019. On February 28, 2020, FFI acquired all of the issued and outstanding securities of 267 Ontario. See “Description of the Business

– Recent Developments”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was incorporated on December 12, 2017 under the name “Cinaport Acquisition Corp. II” by certificate of incorporation issued pursuant to the provisions of the OBCA. On June 6, 2018, the Corporation completed its initial public offering of 5,400,000 common shares in the capital of the Corporation at a price of $0.10 per share for aggregate gross proceeds of $540,000.

Until the completion of the Qualifying Transaction, the Corporation was a “capital pool company” as defined under the policies of the TSX Venture Exchange (the “TSXV”). Accordingly, the Corporation’s business from the date of incorporation until the completion of the Qualifying Transaction was limited to the identification and evaluation of businesses and assets with a view to completing a “qualifying transaction” as defined in the policies of the TSXV, and completing financing transactions in respect thereof. Until the completion of the Qualifying Transaction, the Corporation did not conduct commercial operations.

On October 31, 2018, the Corporation entered into an acquisition agreement with Old FFI and Subco which set out the terms of the Qualifying Transaction (see “Corporate Structure”). In connection with the completion of the Qualifying Transaction: (a) on February 7, 2019, the Corporation filed articles of amendment under the OBCA to: (i) change its name to “Fire & Flower Holdings Corp.”; and (ii) consolidate its share capital on a 10.64814815 to 1 basis (each post-consolidation share of the Corporation, a “Common Share”); and (b) on February 12, 2019, the Corporation filed articles of continuance to continue from the jurisdiction of Ontario to the federal jurisdiction of Canada. On February 13, 2019, the Corporation completed the Qualifying Transaction (see “Corporate Structure”). Immediately following the completion of the Qualifying Transaction, the Corporation filed articles of amendment to provide the Corporation with certain redemption rights as further set out under Description of Capital Structure. On August 7, 2019, the Corporation graduated from the TSXV to the Toronto Stock Exchange (the “TSX”) and the Common Shares commenced trading on the TSX under the symbol “FAF”.

The Corporation’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™ retail platform and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Corporation anticipates that its proprietary Hifyre™ digital retail and analytics platform will provide it with a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

In Alberta, FFI currently operates 37 licensed cannabis retail stores pursuant to cannabis retail store licences received from the Alberta Gaming, Liquor and Cannabis Commission (“AGLC”). FFI sells cannabis and cannabis accessories to adults at its licensed retail premises in Alberta.

In Saskatchewan, FFI currently operates seven (7) licensed stores in Saskatchewan: one licence obtained via a lottery process and five (6) that were obtained via acquisition. FFI sells cannabis, cannabis accessories, apparel and related ancillary items to adults at its licensed retail premises and online for curbside pickup or delivered to residences in Saskatchewan.

In Ontario, 2727765 Ontario and 267 Ontario operate licensed cannabis retail stores in Ottawa and Kingston, respectively, and FFI has obtained a retail operator licence (“Operator Licence”) and submitted eight (8) applications for retail store authorizations (“Store Authorization”) (as such terms are considered under Ontario Regulation 468/18). 272 Ontario and 267 Ontario sell cannabis, cannabis accessories, apparel and related ancillary items to adults at its licensed retail premises. Pursuant to an order under the Emergency Management and Civil Protection Act (Ontario) (the “EMCPA”), currently 272 Ontario and 267 Ontario sell cannabis, cannabis accessories, apparel and related ancillary items online for curbside pickup or delivery to residences in Ontario.

In Manitoba, FFI operates one (1) licensed cannabis retail store in Swan River. FFI intends to expand its operations in Manitoba to include additional licensed cannabis retail locations and/or distribution businesses as regulations permit.

In the Yukon, FFI operates one (1) licensed cannabis retail store in Whitehorse.

In British Columbia, FFI has three (3) applications pending for cannabis retail store licences to the British Columbia Liquor and Cannabis Regulation Branch (“LCRB”) in respect of two (2) locations in Vancouver and one location in Kelowna.,

DESCRIPTION OF THE BUSINESS

History of the Business

The Corporation, through FFI, is an independent cannabis retail chain, operating in accordance with the Cannabis Act and applicable provincial and municipal legislation. FFI sells cannabis products and accessories through its retail locations, currently located in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and in the Yukon. FFI intends to expand its operations: (a) in the provinces of Alberta, Saskatchewan, Manitoba and Ontario; and (b) into the province of British Columbia and such other provinces and territories where and as the private sale of retail cannabis is permitted. FFI is also pursuing opportunities to expand into the province of New Brunswick and other markets as permitted.

As of the date of this AIF, FFI owns 48 cannabis retail store licences: 37 stores in the province of Alberta; seven (7) cannabis retail stores in the province of Saskatchewan; one (1) cannabis retail store in the province of Manitoba; two (2) cannabis retail stores in the province of Ontario; and one (1) cannabis retail store in the Yukon.

FFI intends to expand the number of its operational licensed cannabis retail stores through: (a) opening stores in respect of which it has recently received a cannabis retail store licence; (b) the acquisition of existing cannabis retail store premises and/or licensees; and/or (c) the development of new cannabis retail stores subject to obtaining necessary licences, permits and other government approval.

FFI conducts online sales of cannabis products and cannabis accessories in Saskatchewan and in Ontario (pursuant to an order under the EMCPA) as well as online sales of cannabis accessories in Alberta in accordance with applicable laws.

In addition to the foregoing, through FFI’s wholly-owned subsidiary Open Fields, the Corporation operates a cannabis wholesale business from its licensed distribution center in Saskatoon, Saskatchewan. Open Fields is licensed to purchase cannabis directly from licensed producers (as such term is defined in the Cannabis Act, “Licensed Producers”). Open Fields purchases cannabis from Licensed Producers on both an exclusive and non-exclusive basis, and supplies both FFI cannabis retail stores in Saskatchewan as well as a significant number of independent private cannabis retailers in the province.

On July 20, 2018, Old FFI acquired Hifyre Inc. (then known as “Kardeo Inc.”), a company with expertise in building compliant technology systems for Licensed Producers, in order to accelerate the development of Old FFI’s retail cannabis technology platform (the “Hifyre Platform”). The Corporation expects that the Hifyre Platform, which is comprised of compliant e-commerce, in-store retail, customer experience functionality, analytics and an extended mobile application experience, will provide a competitive advantage for its retail operations as well as for its anticipated growth plans.

Strategic Investment

On August 7, 2019, the Corporation issued to 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (TSX:ATD.A; ATD.B) (collectively “Alimentation Couche-Tard”), for an aggregate purchase price of $25,989,985.45: (a) $25,989,985.45 principal amount of 8.0% unsecured convertible debentures (the “ACT Debentures”); (b) 30,634,322 series A common share purchase warrants (the “Series A Warrants”); (c) 56,126,890 series B common share purchase warrants; and (d) 110,703,926 series C common share purchase warrants (the “Strategic Investment”). Pursuant to the terms of the Strategic Investment, Alimentation Couche-Tard acquired the right, but not the obligation, to acquire that number of Common Shares that may result in Alimentation Couche-Tard holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures and Warrants are converted and exercised, respectively, in full.

Concurrent with the closing of the Strategic Investment, the Corporation and Alimentation Couche-Tard entered into an investor rights agreement (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, Alimentation Couche-Tard is entitled to designate one nominee (an “Investor Nominee”) for election to the board of directors of the Corporation (the “Board”). For so long as (a) the ACT Debentures remain outstanding in full; (b) Alimentation Couche-Tard owns at least 9.9% of the issued and outstanding Common Shares; or (c) Alimentation Couche-Tard is entitled (including pursuant to the exercise of certain participation and top-up rights as further set out in the Investor Rights Agreement), to acquire Common Shares, which, together with the other Common Shares held by Alimentation Couche-Tard, would represent at least 9.9% of the issued and outstanding Common Shares, Alimentation Couche-Tard shall also be entitled to designate a number of Investor Nominees (but in any event at least one (1) Investor Nominee) for election to the Board proportionate to its then Common Share ownership interest in the Corporation, rounded down to the extent that such entitlement would result in a fractional Investor Nominee. In connection with the closing of the Strategic Investment, the Corporation announced the appointment of Mr. Jeremy Bergeron as Alimentation Couche-Tard’s nominee to the Board pursuant to the right afforded to Alimentation Couche-Tard under the Investor Rights Agreement.

In connection with the Strategic Investment, Alimentation Couche-Tard was granted certain registration rights as further set out in the Investor Rights Agreement. The Investor Rights Agreement also considers the issuance of the additional Common Share purchase warrants to be issued to allow Alimentation Couche-Tard to maintain its ability to acquire 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures and Warrants are converted and exercised, respectively, in full (including the exercise of such additional Common Share purchase warrants).

Alimentation Couche-Tard also agreed to a standstill pursuant to which, among other things, Alimentation Couche-Tard will not without the prior written authorization of the Corporation and subject to customary carve-outs, directly or indirectly, or jointly and in concert with any other person, purchase, offer or agree to purchase or negotiate to purchase any securities or material assets of the Corporation or any of its subsidiaries until the earlier of (a) the date the Series A Warrants are exercised in full; and (b) the date the ACT Debentures mature.

Recent Developments

On February 11, 2020, FFI acquired all of the issued and outstanding shares of 272 Ontario pursuant to the terms of a share purchase agreement dated January 10, 2020. 272 Ontario holds an Operator Licence and a Store Authorization with respect to FFI’s Ottawa store.

On February 13, 2020, the Corporation converted $14,000,000 principal amount of 8.0% unsecured convertible debentures into 12,173,912 Common Shares.

On February 28, 2020, FFI acquired all of the issued and outstanding shares of 267 Ontario pursuant to the terms of a share purchase agreement dated February 28, 2020. 267 Ontario holds an Operator Licence and a Store Authorization with respect to FFI’s Kingston store.

On April 21, 2020, the Corporation entered into a commitment letter (the “Commitment Letter”) to obtain up to an aggregate amount of $10 million in secured, non-dilutive credit facilities with ATB Financial (“ATB”). The Commitment Letter contemplates two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million, and a term loan in the amount of $5 million. Both loan facilities bear interest at ATB’s reference rates plus a spread. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to ATB’s consent and certain other customary conditions. Funding will become available under the Commitment Letter upon the Corporation satisfying certain conditions precedent.

On April 28, 2020, Corporation closed a private placement offering of $1,000 principal amount of 8.0% secured convertible debentures (the “Convertible Debentures”) and subscription receipts (the “Subscription Receipts”) for aggregate gross proceeds of $28 million (the “April Offerings”). In connection with the April Offerings, the Corporation issued (a) 19,800 Convertible Debentures; and (b) 8,200 Subscription Receipts, each at an offering price of $1,000 per security. The Convertible Debentures bear interest at an annual rate of 8.00% payable in arrears in equal installments semi- annually. The Convertible Debentures mature on June 1, 2021, which date may be extended to April 28, 2022 in the event the ACT Debentures and Series A Warrants are converted, exercised or otherwise cancelled (the “Maturity Date”) as further set out in the debenture indenture between the Corporation and Computershare Trust Company of Canada (“CTCC”) dated April 28, 2020 (the “April 2020 Indenture”). The principal amount of Convertible Debentures is convertible at the holder’s option into Common Shares at any time prior to the Maturity Date at a conversion price of $0.50 per Common Share. The Corporation’s obligations under the Convertible Debentures are secured by the assets of the Corporation (including the subsidiaries).

Subject to the approval of the TSX, which pursuant to the TSX policies requires the approval of the shareholders of the Corporation, in lieu of paying any interest accrued and payable in respect of the Convertible Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the Maturity Date is extended), the Corporation may elect to add such accrued and unpaid interest to the then outstanding principal amount of Convertible Debentures. The gross proceeds of the offering of Subscription Receipts (the “Subscription Receipt Proceeds”) are held by CTCC, in its capacity as subscription receipt agent, pursuant to the terms of a subscription receipt agreement entered into between the Corporation and CTCC dated April 28, 2020 (the “Subscription Receipt Agreement”). Upon the satisfaction and/or waiver of certain escrow release conditions (the “Escrow Release Conditions”) each Subscription Receipt will automatically be converted into a $1,000 principal amount of Convertible Debentures and the Subscription Receipt Proceeds will be released to the Corporation. The Escrow Release Conditions include the Conversion Shares underlying the Convertible Debentures issuable upon conversion of the Subscription Receipts being conditionally approved for listing on the TSX and the completion, satisfaction or waiver of all conditions precedent to such listing, including the receipt of shareholder approval.

Operations

Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws.

As of the date of this AIF, the Corporation, through its wholly-owned subsidiary, FFI and FFI’s wholly- owned subsidiaries 272 Ontario and 267 Ontario, holds all licences required to operate 48 cannabis retail stores, consisting of 37 cannabis retail stores in Alberta, seven (7) cannabis retail stores in Saskatchewan, one (1) cannabis retail store in Manitoba, one (1) cannabis retail store in the Yukon and two (2) cannabis retail stores in Ontario operated by 272 Ontario and 267 Ontario in Ottawa and Kingston, respectively.

The Corporation, through Open Fields, its indirectly wholly-owned subsidiary, also operates a cannabis wholesale business in Saskatchewan.

FFI is authorized to purchase, store and sell cannabis, cannabis accessories and other prescribed goods in accordance with the terms and conditions of its cannabis retail store licences. Open Fields is authorized to purchase, store and sell cannabis from Licensed Producers and other wholesalers in accordance with the terms and conditions of its cannabis wholesale licence. Open Fields also purchases, stores and sells cannabis accessories and related ancillary items in accordance with applicable laws.

At each of its operational stores, FFI (through its displays and in-store cannabis experts known as “cannistas”) educates customers on FFI’s products. FFI has developed its own proprietary training program and resources. For example, cannistas are trained to engage with FFI customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, concentrates, vaporizers, foods and beverages infused with THC and/or CBD, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The retail experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

In connection with such training, FFI’s in-store education operates under two key principles: (a) “start low and go slow”; and (b) encourage responsible use. Cannistas are trained to encourage new or infrequent users to start with cannabis products with a low potency and recommend that customers take note of the experience and effects cannabis has on their body before increasing dosage or consumption.

FFI also utilizes its Spark FastlaneTM “click-and-collect” service (developed by Hifyre) which allows for online cannabis ordering and pickup services for Sparks PerksTM members. The Spark Perks program offers its members benefits that are exclusive to Sparks Perks members and access to member-only events. The Spark Perks program currently has over 95,000 members.

FFI’s operations are arranged and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to advertising, selling to minors, age verification of customers, transportation and storage of cannabis products and limits on purchases of cannabis.

FFI’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, Ontario and Manitoba and in the Yukon, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists and FFI engages directly with Licensed Producers.

Pricing for cannabis products purchased by FFI for sale in its cannabis retail stores in Alberta, Manitoba and the Yukon and by 272 Ontario and 267 Ontario in their respective cannabis retail stores in Ontario, is set by the provincial regulator.

The following table sets out FFI’s current retail operations across Canada:

Province	Directly Owned Licence(s)	Stores in Operation[1]	Licences Pending
Alberta	37	37	6[2]
Saskatchewan	7	7	0
Manitoba	1	1	0
Yukon	1	1	0
Ontario	2	2	8[3]
British Columbia	0	0	3[4]

The Corporation is not substantially dependent on any individual retail cannabis licence or lease.

The Corporation believes that with 48 stores and the Corporation’s current cash position, the Corporation can maintain its current contractually committed spend and the spend required to run 48 stores and that it will be cash flow positive for over twelve months.

Focusing initially on its existing markets of Alberta, Saskatchewan, Manitoba, Ontario and the Yukon, the Corporation intends to enter British Columbia and other Canadian markets as regulations permit. The Corporation anticipates being able to grow both organically as well as through acquisition in the future.

The Corporation currently anticipates that as supply and licensing conditions improve and emergency orders impacting construction are lifted, it will be able to accomplish the following milestones across all addressable markets:

Target Date	Total Number of Stores
FY 2020 Q1	48
FY 2020 Q2	52
FY 2020 Q3	72
FY 2020 Q4	78
FY 2021 Q1	88
FY 2021 Q2	98
FY 2021 Q3	108
FY 2021 Q4	118

1 The number of stores operating during the COVID-19 pandemic may vary as the Corporation continues to respond to the applicable legal requirements and guidelines from public health officials.

2 Reflects premises currently held in Alberta for development of licensed cannabis retail stores at various stages of development.

3 FFI has received its Operator licence and applied for Store Authorizations for eight retail locations in Ontario which are currently being reviewed by the AGCO.

4 FFI has applied for cannabis retail store licences in respect of two stores located in Vancouver, British Columbia and one store located in Kelowna, British Columbia, which are under review by the LCRB.

The Corporation is planning to have up to 78 retail stores in operation by the end of its fiscal 2020 year and expects to be able to achieve this target using its existing financial resources. This growth is anticipated in provinces where the Corporation currently has retail operations and is able to further expand its footprint. Growth is also planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Corporation also requires the necessary real estate for locations and believes that it can achieve this with leases that the Corporation has already secured and the Corporation’s ability to secure additional leases where required. Furthermore, such growth is dependent upon the availability of product from Licensed Producers and the ability to secure licensing from the applicable regulatory authorities.

The Corporation anticipates that it will begin to generate positive cash flow in the second half of the fiscal 2020 year subject to any lasting economic or regulatory impact from the COVID-19 pandemic. However, to achieve the Corporation’s expansion plans beyond 78 stores, additional funding will be required to account for store capital buildout costs and the associated inventory and other start-up costs. The Corporation’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Corporation plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and certain provincial governments have temporarily prohibited construction due to the COVID-19 pandemic which may prohibit the Corporation from achieving its expansion goals. If the Corporation is not able to obtain adequate financing, enter into appropriate lease arrangements, complete construction and/or or obtain applicable regulatory approvals/licences to meet its expansion plans, the Corporation will scale back its expansion plans accordingly. There can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to Alimentation Couche-Tard - see “Strategic Investment”) to meet the Corporation’s requirements or, if available, on favorable terms, and there can be no assurance that the Corporation will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

As the Corporation operates in the retail space, which would ordinarily result in a direct in-store face-to- face customer experience, the COVID-19 pandemic presents an unprecedented challenge for the Corporation and its operations as the Corporation is mindful of adhering to applicable laws and public health messaging regarding social distancing. On March 23, 2020, the provincial government of Ontario deemed cannabis retail stores “essential workplaces”. The Corporation has and continues to respond to the COVID-19 pandemic with the best interests of the Corporation’s customers, employees and communities in mind. As such and as of the date of this AIF, FFI has temporarily moved to serving customers exclusively in certain markets through its Spark FastlaneTM “click-and-collect” service in efforts to ensure the health and safety of the Corporation’s customers and employees

Distribution Platform

The Corporation’s indirect wholly-owned subsidiary, Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan, and distributes such products to FFI’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s licensed corporate- owned and branded retail stores as well as third-party independent retailers in Canada. Open Fields acquired a property on August 8, 2018 and completed interior renovations required to utilize the premises as a cannabis wholesale business. Open Fields received a cannabis wholesale permit from the Saskatchewan Liquor and Gaming Authority (“SLGA”) on November 22, 2018, and commenced operations selling wholesale cannabis products and accessories.

Open Fields holds a wholesale distribution licence that authorizes it to purchase finished cannabis products from federally licensed producers that are authorized by the SLGA for re-sale only to wholesalers and retailers that are licensed by the SLGA. As such, Open Fields does not sell cannabis products in any provincial jurisdiction that prohibits vertical integration. Any agreements entered into with licensed producers include provisions exempting application or enforcement contrary to an applicable provincial regulatory regime.

Open Fields provides the Corporation with additional revenue and margin through the wholesale of regulated cannabis products and accessories in Saskatchewan as well as the fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through FFI stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers, and pricing for cannabis accessories purchased by Open Fields for re-sale through FFI stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre (an indirect wholly-owned subsidiary of the Corporation) has developed and deployed a proprietary, omni-channel, data-driven system to support the Corporation’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and the latest generation of the platform was successfully commercialized in April 2019. By capturing user behaviour data and applying predictive analytics, Hifyre is able to deliver a personalized customer experience. This allows customers to not only find the products they want but helps retailers suggest items the customer may enjoy.

The Corporation expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a competitive advantage at retail and create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand customer preferences and behavior and market dynamics.

Real Property

All of FFI’s licensed and operating cannabis retail stores are operated from leased premises. 272 Ontario operates a cannabis retail store from premises owned by FFI. 267 Ontario operates a cannabis retail store from leased premises. The typical lease term is for a period of five (5) years, with at least one (1) option for subsequent renewal for a further five (5) years.

FFI has also leased a property in Edmonton for a five (5) year term which is currently being used as FFI’s corporate headquarters. FFI also leases one (1) property in Toronto pursuant to a short-term lease which is currently undergoing renovations and will be used as corporate offices and training spaces. FFI’s other owned and leased properties are not being used by FFI for its active operations. Properties under development, held for development, or being sub-leased are not included in the above.

As of the date of this AIF, all of the above noted leases remain in effect and are in good standing.

In addition to the above noted leases, FFI has entered into binding offers to lease and/or lease agreements with respect to properties at which it intends to pursue additional cannabis retail store licences, subject to receipt of applicable municipal and provincial permits and licences. FFI’s typical binding offers to lease are conditional on obtaining all required municipal and provincial permits and licences to operate a cannabis retail store or, in the case of unconditional binding offers to lease or lease agreements, include an early termination right in the event that required municipal or provincial permits or licences cannot be obtained within a reasonable time.

FFI owns a property in Edmonton, Alberta which the Corporation may sell or use for future operations (pending receipt of applicable municipal and provincial permits and licences). Furthermore, Open Fields purchased a surface condominium parcel in Saskatchewan in 2018 in connection with its wholesale cannabis operations as further set out herein. FFI also owns a property in Ottawa, Ontario – this property is being leased to 272 Ontario.

The design of FFI’s cannabis retail stores is intended to re-define traditional expressions of cannabis culture prior to federal legalization through the use of clean, contemporary styles, eye catching visual merchandising and elegant showcases. Community tables, interactive displays and education boards all support in the delivery of an experience that resonates with FFI’s broad array of adult-use customers.

Proprietary Protection

The Corporation’s business plan focuses on associating its brand with expertly-curated product selections and an education-driven customer experience. In efforts to protect and expand its brand, FFI has applied for Canadian trademark protection for:

(a)	the word mark FIRE & FLOWER for use in connection with FFI’s business;
(b)	the word mark HIFYRE for use in connection with Hifyre’s business;
(c)	the word marks SPARK PERKS, SPARK FASTLANE, SPARK LIFESTYLE and SPARK REWARDS for use in connection with FFI’s business;
(d)	the words REVITY and REVITY CBD for use in connection with FFI’s business; and
(e)	each of the following design marks for use in connection with the business of the Corporation:

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

HIFYRE

The Corporation has also acquired the pending Canadian application for registration of the word “SPARK”.

The Corporation has further applied for trademark protection in relation to FFI’s business internationally with respect to the following trademarks and jurisdictions:

(a)	SPARK PERKS word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and the United Kingdom;

(b)	SPARK REWARDS word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and the United Kingdom;

(c)	SPARK LIFESTYLE word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and the United Kingdom;

(d)	SPARK FASTLANE word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland, the United Kingdom and New Zealand;

(e)	FIRE & FLOWER word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland, the United Kingdom and New Zealand;

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(g) design mark in the United States;

(h) design mark in the United States; and

(i) design mark in the United States.

In the United States, the Corporation has applied for trademark protection with respect to the following trademarks in connection with Hifyre's business:

(a) HIFYRE word mark;

(b) design mark; and

(c) design mark

The Corporation is also pursuing additional intellectual property registrations to further protect its proprietary training materials and in-store collateral, and is analyzing its unregistered intellectual property to determine whether there are further opportunities for protection. The Corporation will periodically review its options with respect to the protection of its intellectual property.

Principal Products and Services

As a retailer, FFI sells cannabis products, cannabis accessories and other products permitted to be sold in accordance with applicable provincial regimes. In general, FFI is only authorized to sell cannabis products purchased from an authorized provincial distributor and cannabis accessories and other items prescribed by the applicable provincial regulator. Cannabis accessories may include rolling papers or wraps, holders, pipes, water pipes, bongs and vaporizers, and other things represented to be used in the consumption of cannabis.

Specialized Knowledge and Skills

The Corporation’s management team brings together strong complementary skills, expertise and experience in various aspects of the cannabis and retail industries. The Corporation is led by President & Chief Executive Officer, Trevor Fencott; Executive Chair, Harvey Shapiro; Chief Financial Officer & Executive Vice-President Operations, Nadia Vattovaz; Senior Vice-President Real Estate, Construction & Loss Prevention, Mike Vioncek; Corporate Secretary, Matthew Anderson; and President of Hifyre, Matthew Hollingshead.

Employees

As of February 1, 2020, the Corporation and its subsidiaries have an aggregate of 389 full-time employees and 106 part-time employees.

Foreign Operations

The Corporation does not currently conduct any foreign operations. Hifyre has entered into a strategic licence agreement (the “Licence Agreement”) with Retail Innovation Labs Inc. dba Cova Software (“Cova”) dated effective as of January 16, 2020 pursuant to which Hifyre will license to Cova certain intellectual property for inclusion in Cova technology to be provided to Cova customers in Canada and the United States. The Licence Agreement, including potential revenues derived from foreign sources, was cleared by the TSX prior to the parties entering into the Licence Agreement.

The Corporation does not currently conduct any foreign operations. The Corporation will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of such foreign jurisdiction, the laws of Canada and the policies of the exchange on which the Corporation’s securities are then trading. The legal and regulatory requirements in the foreign countries in which the Corporation may operate in the future with respect to the sale of recreational cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, the Corporation, in consultation with its local legal counsel, consultants and partners, will conduct legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Corporation will seek to work with respected and experienced local partners who can help the Corporation understand and navigate the local business and operating environment, language and cultural differences. In consultation with its advisors, the Corporation will take steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure management of risks and the implementation of necessary internal controls.

Competition

The private retail cannabis industry is very competitive. In anticipation of the Cannabis Act coming into effect on October 17, 2018, there were a plethora of parties seeking licences to operate retail cannabis stores. A significant portion of these applicants (successful or otherwise) were single-store applicants.

The Corporation expects its most significant competition will be from other entities seeking multiple licences in multiple jurisdictions, which may have greater resources or longer operating histories. The Corporation believes that its competition can be broadly grouped into four categories: (a) large vertically integrated competitors; (b) competitors with existing retail operations; (c) government retailers; and (d) the illicit market.

Vertically Integrated Competitors

These competitors are generally also Licensed Producers that are able to produce the products sold at retail stores and may have significant scale and international operations. These competitors are generally well capitalized and have an established operating history in Canada. At the time of this AIF, they are able to compete directly with FFI in the Alberta, Saskatchewan and Manitoba markets. However, they are subject to regulatory operating restrictions in the major markets of British Columbia and Ontario that are likely to significantly limit their ability to compete directly with the Corporation in those jurisdictions. Examples of vertically integrated competitors include, but are not limited to, Canopy Growth Corp. (through its “Tweed” and “Tokyo Smoke” brands) and Delta 9 Cannabis Inc. (through its “Delta 9 Cannabis” brand).

Existing Retailers

These competitors generally have an existing business with some kind of retail footprint and are potentially entering the private retail cannabis market as a growth opportunity. These competitors may also be well capitalized with an established retail operating history in Canada. However, as they are also operating other non-cannabis businesses, the Corporation believes that its sole focus on cannabis will allow it to continue to effectively compete with such entities. Examples of competitors with an existing retail footprint include, but are not limited to: Alcanna Inc. (under its “Nova Cannabis” brand) that principally operates a large number of private liquor stores.

Government Competition

The Corporation also faces competition from government wholesalers that sell directly to consumers online such as the Ontario Cannabis Store in Ontario and the AGLC in Alberta. In British Columbia, the Corporation faces additional direct competition from the government in the form of government-owned retail stores.

Illicit Market

At the time of this AIF, provincial roll-out of private retail has been delayed in many respects. As a result, the Corporation faces significant competition from persons continuing to operate in the illicit market. Management believes that until there is sufficient private retail coverage, methods of engaging potential customers and types of products legally available to consumers, competition from the illicit market will remain significant. Additionally, management believes that the current COVID-19 pandemic has provided dramatically increased commercial opportunities for the illegal and unregulated market.

In light of the competition, cannabis retailers are attempting to differentiate their product offerings through perceived quality, strain variety and price. Retailers are using a variety of communication strategies to draw attention to these differentiators, including through social media, experiential marketing and traditional print and digital advertising.

The Corporation believes that the experience of management in both the retail and cannabis spaces has and will continue to be a competitive advantage in navigating the highly regulated marketplace, and the early-mover advantage of early licensing will generate a strong network effect in the retail cannabis community. The Corporation will continue to accommodate the media, where productive and in compliance with applicable law, and will facilitate strategic compliant communication with current and prospective customers across all available digital and physical channels.

RISK FACTORS

The following are the specific and general risks that could affect the Corporation and its business. Additional risks and uncertainties not presently known to the Corporation or that the Corporation does not currently anticipate will be material may impair the Corporation’s business operations and its operating results, and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Corporation’s most recent annual management discussion and analysis, which, together with the risk factors below, do not necessarily constitute an exhaustive list.

Licences and Permits

The operations of the Corporation will require licences and permits from various Canadian or foreign, federal, provincial, state, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy, including any court or arbitration authority (collectively, “Governmental Authorities”). The Corporation currently has all permits and licences that it believes are necessary to carry on its current business operation with the intention of obtaining additional licences and permits for additional operations. The Corporation will require additional licences or permits in the future to achieve its intended operations and there can be no assurance that the Corporation will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licence or permit will be renewed when required or that such existing licences and permits will not be revoked.

The Corporation may be required to obtain or renew further government permits and licences for its operations. Obtaining, amending or renewing the necessary governmental permits and licences can be a time-consuming process, potentially involving numerous regulatory agencies, and involving public hearings and costly undertakings on the Corporation’s part. The duration and success of the Corporation’s efforts to obtain, amend and renew permits and licences are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Corporation may not be able to obtain, amend or renew permits or licences that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Corporation. To the extent necessary permits or licences are not obtained, amended or renewed, or are subsequently suspended or revoked, the Corporation may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect which means, with respect to any party, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have an effect that is materially adverse to the business, assets, liabilities (including contingent liabilities), conditions (financial or otherwise), prospects or results of operations of the party and its subsidiaries, as applicable, taken as a whole (“Material Adverse Effect”).

The Corporation will be dependent on its suppliers’ licences, or ability to obtain additional licences, which are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences or any failure to obtain or maintain such licences could have a material adverse impact on the business, financial condition and operating results of the Corporation. There can be no guarantee that Health Canada and/or provincial regulators will issue, extend or renew these licences or, if issued, extended or renewed, that they will be issued, extended or renewed on terms that are favourable to the Corporation’s suppliers and the Corporation. Should Health Canada and/or provincial regulators not issue, extend or renew the licences or should they issue or renew the licences on terms that are less favourable to such supplier and the Corporation than anticipated, the business, financial condition and results of the operations of the Corporation could be materially adversely affected.

Changes in Laws, Regulations and Guidelines

The Cannabis Act became effective on October 17, 2018. However, uncertainty remains with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these new laws, regulations and guidelines on the business of the Corporation, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Corporation may experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Corporation’s business, financial condition and results of operation.

Provincial governments in Canada have also implemented varying regulatory regimes for the distribution and sale of cannabis for adult-use purposes. The provincial regimes have been subject to a number of changes since their implementation and it is expected that additional changes will occur in the near, medium and long term. It cannot be known what changes in provincial regulation regarding the distribution and sale of cannabis for adult-use purposes will or will not occur. There is no guarantee that provincial legislation will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will remain in any anticipated form or create the growth opportunities that are currently anticipated by the Corporation.

Compliance with Laws

The Corporation’s and many of its suppliers’ operations are subject to various laws, regulations and guidelines. The Corporation intends to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Corporation’s interpretation of laws, regulations and guidelines, including, but not limited to the Controlled Drugs and Substances Act, the Cannabis Act, the regulations thereunder (the “Cannabis Regulations”), the various provincial regimes governing the sale of adult-use recreational cannabis (the “Provincial Regimes”) and applicable stock exchange rules and regulations may differ from those of others, and the Corporation’s and its suppliers’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by Governmental Authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Corporation may significantly delay or impact the development and operations of the Corporation’s business, and could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation. Any potential non-compliance could cause the business, financial condition and results of the operations of the Corporation to be adversely affected. Furthermore, any amendment to or replacement of the Cannabis Regulations, the Cannabis Act, the Provincial Regimes or other applicable rules and regulations governing the activities of the Corporation and its suppliers may cause adverse effects to the Corporation’s operations. The risks to the business of the Corporation or its suppliers associated with the decision to amend or replace the Cannabis Regulations, the Cannabis Act, any Provincial Regime and subsequent regulatory changes could reduce the potential customers of the Corporation and could materially and adversely affect the business, financial condition and results of operations of the Corporation.

It is unclear how certain regulatory bodies will interpret commercial agreements with respect to licensed retail cannabis operations. The Corporation intends to enter into commercial agreements in compliance with all applicable law, however, provincial regulators are continuing to provide guidance on how cannabis retailers should interpret certain Provincial Regimes. In the event provincial regulators indicate that they shall interpret certain Provincial Regimes in a manner inconsistent with that of cannabis retailers, including, but not limited to the Corporation, this could result in the Corporation being unable to enter into certain commercial agreements or provide certain services which could have a Material Adverse Effect on the business, results or operations and financial condition of the Corporation.

The Corporation will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations may have a material adverse impact on the Corporation or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of existing tax laws, regulations or rules could result in an increase in the Corporation’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a Material Adverse Effect on the Corporation.

Due to the nature of the Corporation’s operations, various legal and tax matters may be outstanding from time to time. If the Corporation is unable to resolve any of these matters favourably, there may be a Material Adverse Effect on the Corporation. There are also risks to the business of the Corporation represented by court rulings or legislative changes.

Risks Relating to its Suppliers

In addition to the risk factors that may impact the business, operations and financial condition of the Corporation and its suppliers noted above, the risk factors contemplated herein may directly impact the business, operations and financial condition of the Corporation’s suppliers and, accordingly, may have an indirect Material Adverse Effect on the Corporation.

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Corporation to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, the Corporation’s financial condition and operating results. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Corporation’s business, financial condition and operating results.

The facilities of the Corporation’s suppliers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the Corporation’s suppliers’ ability to continue operating under their licences or the prospect of renewing their licences or on the Corporation’s ability or willingness to sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Furthermore, the Corporation’s suppliers may experience operational slowdowns or other barriers to operations as a result of protective measures associated with the COVID-19 pandemic and which may affect the ability of the Corporation to obtain and sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Corporation’s suppliers are recalled due to an alleged product defect or for any other reason, the Corporation may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Corporation’s suppliers were subject to recall, the image of that product, the supplier and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses which may also have an adverse effect on the Corporation.

Product Liability

As a seller of products designed to be ingested by humans, the Corporation will face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Corporation could result in increased costs to the Corporation, could adversely affect the Corporation’s reputation with its clients and consumers generally and could have a Material Adverse Effect on the Corporation’s results of operations and financial condition of the Corporation. There can be no assurances that the Corporation or the Corporation’s suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

U.S. Operations

On October 16, 2017, the TSX and TSXV provided clarity to TSX and TSXV-listed issuers with business activities in the cannabis sector. The TSX and TSXV noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX/TSXV requirements. These business activities may include: (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S.; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX and TSXV reminded issuers that, among other things, should the TSX or TSXV, as applicable, find that a listed issuer is engaging in activities contrary to their respective requirements, the TSX or TSXV, as applicable, has the discretion to initiate a delisting review. Failure of the Corporation to comply with the applicable exchange requirements could have an adverse effect on the business of the Corporation.

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

Additional uncertainty arose on November 7, 2018, when Attorney General Jeff Sessions resigned at the request of President Trump. It is unclear what impact, if any, Mr. Sessions’ resignation will have on U.S. federal government enforcement policy on cannabis. On February 14, 2019, William Barr assumed the office as Attorney General. Mr. Barr is a former Attorney General under George H.W. Bush, with an anti- drug stance during his tenure. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize cannabis, but will not go after cannabis companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Mr. Barr supported Mr. Sessions while Mr. Sessions ran the Department of Justice and Mr. Barr may take a similar approach to cannabis policy.

Additionally, the Rohrabacher-Farr Amendment (the “Amendment”) has been adopted by the Congress in successive budgets since 2015. The Amendment prohibits the U.S. Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Amendment was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and subsequently renewed on December 20, 2019 through the signing of the FY 2020 omnibus spending bill, effective through September 30, 2020.

The Corporation does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). Although focused on Canada, the Corporation will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the Corporation’s obligations pursuant to the policies of the TSXV.

Cannabis Prices

The price of the Common Shares and the Corporation’s financial results may be significantly and adversely affected by a decline or increase in the price of cannabis. There is currently no established market price for cannabis, and the price of cannabis is affected by numerous factors beyond the Corporation’s control. Any price decline may have a Material Adverse Effect on the Corporation.

The profitability of the Corporation may be directly related to the price of cannabis. The Corporation’s operating income may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Epidemics/Pandemics

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Corporation’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. In December 2019, COVID- 19 emerged in China and the virus has now spread to several other countries, including Canada, and infections have been reported globally. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which may have a Material Adverse Effect on its business, financial condition and results of operations. There can be no assurance that the Corporation’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Corporation.

History of Negative Cash Flow

The Corporation has a history of negative cash flow from operating activities. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to allocate a portion of the net proceeds received from future offerings of the Corporation’s securities or other financings to fund such negative cash flow. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or available to the Corporation or at all.

Being a Public Company May Increase Price Volatility

The Corporation’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Corporation’s shares. The increased price volatility could adversely affect the results of operations or financial condition.

The Requirements of Being a Public Corporation May Strain the Corporation’s Resources

As a reporting issuer, the Corporation, and its business activities, will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the exchange on which it would be listed and other applicable securities rules and regulations. Compliance with those rules and regulations will increase the Corporation’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Risks Inherent in Strategic Alliances

The Corporation may enter into further strategic alliances with third parties that it believes will complement or augment its existing business. The Corporation’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Corporation’s business and may involve risks that could adversely affect the Corporation, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Corporation’s business or that the Corporation will be able to consummate future strategic alliances on satisfactory terms, or at all.

Competition

The introduction of an adult-use model for cannabis production and distribution may impact the medical and/or adult-use cannabis market. The impact may be negative for the Corporation and could result in increased levels of competition in the adult-use cannabis market and/or the entry of new competitors in the overall cannabis market in which the Corporation operates.

There is potential that the Corporation will face intense competition from other companies, some of which can be expected to have longer operating histories (through affiliated companies) and greater financial resources. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation. The Corporation is an early-stage company with little operational history. The ability of the Corporation to obtain all permits and licences required to carry out its business objectives as intended is uncertain. If the Corporation is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of the Corporation. Existing or future competition in the cannabis industry could materially adversely affect the Corporation’s prospects for growth.

Dependence on Key Management Personnel

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management as well as certain consultants (collectively, the “Key Personnel”). The Corporation’s future success depends on its continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Corporation may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the Corporation’s ability to execute on its business plan and strategy, and the Corporation may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Conflicts of Interest

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Corporation’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers, directors and consultants.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

Limited Operating History

The Corporation will have a limited history of operations and will be in the early stage of development as it attempts to create an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Corporation will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Corporation’s prospects for success. There is no assurance that the Corporation will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Corporation may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Corporation is expected to increase its capital investments as it implements initiatives to grow its business. If the Corporation’s revenues do not increase to offset these expected increases, the Corporation may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Corporation may be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates: (a) government regulations; (b) manufacturing standards; (c) federal and provincial healthcare fraud and abuse laws and regulations; or (d) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Corporation to identify and deter such misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, such actions could have a significant impact on the Corporation’s business including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings and curtailment of the Corporation’s operations, any of which could have a Material Adverse Effect on the Corporation’s business, financial condition, results of operations or prospects.

Internal Controls

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation will undertake a number of procedures and will implement a number of safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under applicable law, in each case the Corporation cannot be certain that such measures will ensure that the Corporation maintains adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Corporation’s consolidated financial statements and could result in a Material Adverse Effect.

General Economic Risks

The Corporation’s operations could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the Corporation’s sales and profitability.

Any investors should further consider, among other factors, the Corporation’s prospects for success in light of the risks and uncertainties encountered by companies that, like the Corporation, are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of the Corporation’s business. The Corporation may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Corporation fails to do so, it could materially harm the Corporation’s business to the point of having to cease operations and could impair the value of the Corporation’s securities.

Liquidity and Additional Financing

There is no guarantee that the Corporation will be able to achieve its business objectives. The continued development of the Corporation may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Corporation going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Corporation’s ability to pursue its business objectives.

Difficulty to Forecast

The Corporation will need to rely largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

Reputational Risk

The Corporation believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect on the demand within the cannabis industry which could affect the business, results of operations, financial condition and cash flows of the Corporation. The Corporation’s dependence on consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a Material Adverse Effect on the Corporation, the business, results of operations, financial condition and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with cannabis products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

In addition, the parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabis business activities. For example, the Corporation could receive a notification from a banker advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Corporation may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a Material Adverse Effect on the Corporation.

Management of Growth

The Corporation may be subject to growth-related risks. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a Material Adverse Effect on the Corporation’s business, financial condition, results of operations and growth prospects.

Equity Price Risk

The Corporation may be exposed to equity price risk as a result of holding long-term investments in other companies. Just as investing in the Corporation is inherent with risks such as those set out in this AIF, by investing in these other companies, the Corporation may be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Anti-Money Laundering Laws and Regulation Risks

The Corporation is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines issued, administered or enforced by Governmental Authorities internationally.

In the event that any of the Corporation’s proceeds, any dividends or distributions therefrom, or any profits or revenues accruing from operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Corporation to such transaction, which may have a Material Adverse Effect on the Corporation. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Corporation enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Corporation. Any impairment charges on the Corporation’s carrying value of business arrangements could have a Material Adverse Effect on the Corporation.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes including natural disasters, the outbreak of communicable disease, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Corporation, or the ability of the operators of the companies in which the Corporation will hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a Material Adverse Effect on the Corporation and the price of the Corporation’s securities could be adversely affected.

Credit and Liquidity Risk

The Corporation may be exposed to counterparty risks and liquidity risks including, but not limited to: (a) through suppliers of the Corporation which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those suppliers’ ability to perform their obligations under agreements with the Corporation; (b) through financial institutions that may hold the Corporation’s cash and cash equivalents; (c) through companies that will have payables to the Corporation; (d) through the Corporation’s insurance providers; (e) through the Corporation’s lenders, if any; and (f) the Corporation exercising its redemption right. The Corporation will also be exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Corporation. If these risks materialize, the Corporation’s operations could be adversely impacted and the price of the Corporation’s shares could be adversely affected.

Litigation

The Corporation may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Corporation is unable to resolve these disputes favourably, it may have a Material Adverse Effect on the Corporation. Even if the Corporation is involved in litigation and is successful, litigation can redirect significant Corporation resources. Litigation may also create a negative perception of the Corporation. Securities litigation could result in substantial costs and damages and divert the Corporation’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Corporation could have a negative impact on the Corporation’s financial position.

Hedging Risk

The Corporation may employ hedging techniques such as entering into forward sales contracts for the purchase of cannabis. Hedging involves certain inherent risks, including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Corporation or adversely affect the financial and other terms the counterparty is able to offer the Corporation; (b) market liquidity risk – the risk that the Corporation has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Corporation incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Corporation from adverse changes in price fluctuations, it may also prevent the Corporation from fully benefitting from positive changes.

Cybersecurity Risks

The information systems of the Corporation and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of the Corporation depend, in part, on how well networks, equipment, information technology (“IT”) systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Corporation is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of the Corporation.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Corporation will declare a dividend on a quarterly, annual or other basis.

Operating Risks

Cannabis operations generally involve a high degree of risk. The Corporation’s suppliers will be subject to all of the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect one of the suppliers, it may cause: (a) the cost of development or production to increase to a point where it would no longer be economical for such supplier to produce cannabis; and (b) delays or stoppage of operations. The occurrence of either of the above mentioned risks or hazards could have a Material Adverse Effect on the ability of the Corporation to carry out its business and the price of the Corporation’s securities.

Customer Acquisitions

The Corporation’s success depends, in part, on the Corporation’s ability to attract and retain customers. There are many factors which could impact the Corporation’s ability to attract and retain customers, including but not limited to the ability to continually source desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a Material Adverse Effect on the Corporation’s business, operating results and financial condition.

Constraints on Marketing Products

The development of the Corporation’s businesses and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits the Corporation’s ability to compete for market share in a manner similar to other industries. If the Corporation is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Corporation’s sales and operating results could be adversely affected which could have a materially adverse effect on the Corporation’s business, financial condition and operating results.

Risks Inherent in an Agricultural Business

The business of certain of the Corporation’s suppliers involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, have a significant impact on the size and quality of the harvest of the crops processed and sold by the Corporation’s suppliers. Significant fluctuations in the total harvest will impact the Corporation’s ability to operate. High degrees of quality variance can also affect the ability of the Corporation to obtain and retain customers. There can be no assurance that natural elements will not have a Material Adverse Effect on the production of products by the Corporation’s suppliers, which may have a Material Adverse Effect on the Corporation.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis) and other market conditions, all of which are factors beyond the control of the Corporation.

Environmental and Employee Health and Safety Regulations

The Corporation’s operations may be subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes and employee health and safety. Accordingly, the Corporation will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or in restrictions on certain of the Corporation’s operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations or give rise to material liabilities, which could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

Reliance on Key Inputs

Certain of the Corporation’s businesses are dependent on a number of key inputs and their related costs including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of these suppliers. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of these suppliers, in which circumstance there could be a Material Adverse Effect on the financial results of the Corporation.

Dependence on Suppliers and Skilled Labour

The ability of the Corporation to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a Material Adverse Effect on the financial results of the Corporation.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Corporation’s future success. Registration of the Corporation’s trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Corporation is pursuing or will pursue business opportunities and the validity of any registrations granted may subsequently be challenged by third-parties. The outcome of these registration and validity challenge processes is unpredictable. Unauthorized parties may attempt to replicate or otherwise obtain and use the Corporation’s products and technology. Policing the unauthorized use of the Corporation’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Corporation may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licences from third parties who allege that the Corporation has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Vulnerability to Rising Energy Costs

Certain of the Corporation’s supplier’s growing operations consume considerable energy, making such suppliers vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of these suppliers and their ability to supply products to the Corporation at a reasonable rate, which could have a Material Adverse Effect on the Corporation’s business, financial condition and operating results.

Transportation Risks

The Corporation’s suppliers will depend on fast and efficient courier services. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Corporation and/or the Corporation’s suppliers. Due to the nature of the business of the Corporation, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the business, financial condition and prospects of the Corporation. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada or other regulatory agencies, could also have an impact on the Corporation’s and/or its suppliers’ ability to continue operating.

Leases

The Corporation may enter into lease agreements for locations in respect of which at the time of entering such agreement, it does not have a permit or licence to sell cannabis products. In the event the Corporation is unable to obtain a permit and/or licence to sell cannabis products at such locations in compliance with applicable law, such leases may become a liability of the Corporation without a corresponding revenue stream. In the event that the Corporation is unable to obtain permits and/or licences at numerous locations for which it has or will have a lease obligation, this could have a Material Adverse Effect on the Corporation’s business, financial conditions and operating results.

DIVIDENDS AND DISTRIBUTIONS

There are no restrictions in the Corporation’s articles or other constating documents that could prevent the Corporation from paying dividends. However, it is not contemplated that any dividends will be paid in the immediate future. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation’s financial position at the time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. Holders of the Common Shares are entitled to notice of and to attend at any meeting of the shareholders of the Corporation. At each such meeting holders of the Common Shares are entitled to one vote in respect of each Common Share held. Holders of Common Shares are entitled to receive, as and when declared by the directors of the Corporation, dividends in cash or property of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Common Shares are, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Common Shares, entitled to participate rateably along with all other holders of Common Shares.

The Common Shares are listed on the TSX under the trading symbol “FAF”.

Redemption Right

For the purposes of this AIF:

(a)	“Affiliate” has the meaning ascribed thereto in the CBCA;

(b)	“Business” means the conduct of any activities relating to the owning and operating of: (i) retail cannabis stores; or (ii) the wholesale supply and/or distribution of cannabis, in accordance with applicable law;

(c)	“Governmental Authority” means any Canadian or foreign, federal, provincial, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority);

(d)	“Licences” means all licences, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued or proposed to be issued by a Governmental Authority required for, or relating to, the conduct of the Business;

(e)	“LP Affiliate” has the same meaning as the term “affiliate” as contemplated under Ontario Regulation 468/18;

(f)	“Person” means an individual, partnership, corporation, limited liability corporation, trust or any other entity;

(g)	“Ownership” (and derivatives thereof) means: (i) ownership of record as evidenced in the Corporations’ share register; (ii) “beneficial ownership” as defined in Section 1 of the CBCA; or (iii) the power to exercise control or direction over a security.

(h)	“Redemption Right” means the Corporation’s right to redeem Common Shares subject to certain conditions as set forth in the Corporation’s constating documents.

(i)	“Specified Person” shall mean either: (i) one or more Licensed Producers or their LP Affiliate; and (ii) any person (including persons acting jointly or in concert) whose Ownership of Common Shares could reasonably be expected to result in the loss, suspension or revocation (or similar action) with respect to one or more Licences or in the Corporation or an Affiliate being unable to obtain any new Licences or to otherwise fail to comply with the requirements of a Governmental Authority in respect of the Corporation or an Affiliate’s Licences, as determined by the Board, in its sole discretion acting in good faith, after consultation with legal counsel and if a Licence application has been filed, after consultation with the applicable Governmental Authority.

In connection with obtaining additional Licences in certain provinces, the Corporation may be required to have not more than 19.9% of its voting securities owned or controlled, directly or indirectly, by one or more Licensed Producers or their LP Affiliates.

In connection with obtaining additional or retaining current Licences, the Corporation may be required to have not more than 19.9% of its voting securities owned or controlled, directly or indirectly, by Licensed Producers or their LP Affiliates, in the aggregate. The Redemption Right provides the Corporation the right, but not the obligation, subject to certain conditions, at its option to redeem Common Shares held by Specified Persons at the redemption price described below. The Redemption Right is intended to provide the Corporation and its Affiliates with flexibility to comply with regulations in various provinces where the Corporation conducts business or is expected to conduct business.

Upon any exercise of the Redemption Right, a redemption notice will be delivered by the Corporation to the Specified Person and will set forth: (a) the redemption date; (b) the number of Common Shares to be redeemed; (c) the formula pursuant to which the redemption price will be determined and the manner of payment therefor; (d) the place where such Common Shares (or certificate thereto, as applicable) will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer; (e) a copy of a valuation opinion (if applicable); and (f) any other requirement of surrender of the Common Shares to be redeemed. The redemption notice will be sent to the Specified Person not less than 30 trading days prior to the redemption date, except as otherwise provided below. The Corporation will send a written notice confirming the amount of the redemption price as soon as possible following the determination of such redemption price. The redemption notice may be conditional such that the Corporation need not redeem the Common Shares on the redemption date if the Board determines, in its sole discretion, that such redemption is no longer advisable or necessary.

The redemption date will be not less than 30 trading days from the date of the redemption notice unless: (a) a Governmental Authority requires that the Common Shares be redeemed as of an earlier date; or (b) one or more Licences or the ability of the Corporation to obtain any additional Licence will be harmed if the redemption is not sooner than 30 trading days following the date of the redemption notice, in which case the redemption date will be such earlier date as determined by the Board, and if there is an outstanding redemption notice, the Corporation will issue an amended redemption notice reflecting the new redemption date forthwith.

From and after the date the redemption notice is delivered, a Specified Person owning Common Shares for redemption will cease to have any voting rights. From and after the redemption date, any and all rights of any nature which may be held by a Specified Person with respect to such person’s Common Shares will cease and, thereafter, the Specified Person will be entitled only to receive the redemption price, without interest, on the redemption date; provided, however, that if any such Common Shares come to be owned solely by persons other than a Specified Person (such as by transfer of such Common Shares to a liquidating trust, subject to the approval of any applicable Governmental Authority), such Persons may exercise voting rights of such Common Shares and the Board may determine, in its sole discretion, not to redeem such Common Shares. Following any redemption of the Common Shares in accordance with the terms described herein, the redeemed Common Shares will be cancelled.

If the Corporation exercises its right to redeem Common Shares from a Specified Person: (a) the Corporation may fund the redemption price, which may be substantial in amount in certain circumstances, from its existing cash resources, incurring debt, the issuance of a promissory note in the name of the Specified Person or a combination of the foregoing sources of funding; (b) the number of Common Shares outstanding will be reduced by the number of Common Shares redeemed; and (c) the Corporation will not be able to provide any assurance that the redemption will adequately address the concerns of any Governmental Authorities or enable the Corporation to obtain or retain any Licences. The Corporation will not be able to prevent a Specified Person from acquiring or reacquiring Common Shares, and can only address such unsuitability by exercising its redemption rights pursuant to the redemption provision. To the extent required by applicable laws, the Corporation may deduct and withhold any tax from the redemption price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the person in respect of which such deduction and withholding was made.

A Licensed Producer or LP Affiliate will be prohibited from acquiring or disposing of any Common Shares, directly or indirectly, in one or more transactions, without providing 15 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Chief Financial Officer. The foregoing restriction will not apply to the Ownership, acquisition or disposition of Common Shares as a result of: (a) transfer of Common Shares occurring by operation of law including, inter alia, the transfer of Common Shares to a trustee in bankruptcy; (b) an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Common Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction; or (c) the conversion, exchange or exercise of securities of the Corporation (other than the Common Shares) duly issued or granted by the Corporation, into or for Common Shares, in accordance with their respective terms. If the Board reasonably believes that a Licensed Producer or LP Affiliate has failed to comply with the foregoing restrictions, the Corporation may apply to the Superior Court of Justice of Ontario or such other court of competent jurisdiction for an order directing that the Licensed Producer or LP Affiliate disclose the number of Common Shares held.

The Corporation may not be able to exercise the Redemption Right in full or at all. Under the CBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the corporation is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the Corporation to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Corporation may become subject to contractual restrictions on its ability to redeem its Corporation Shares by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Corporation from exercising the Redemption Right in part or in full, the Corporation will not be able to exercise the Redemption Right absent a waiver of such restrictions, which the Corporation may not be able to obtain on acceptable terms or at all.

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the trading symbol “FAF”, and prior to August 7, 2019, were traded on the TSXV under the same trading symbol. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the Corporation’s most recently completed financial year (Sources: TMX Data; Yahoo Finance):

Period	High Trading Price	Low Trading Price	Volume
January 2020	$1.22	$0.82	13,437,600
December 2019	$1.05	$0.78	7,803,100
November 2019	$1.09	$0.75	9,320,100
October 2019	$1.31	$1.05	4,973,400
September 2019	$1.67	$1.11	8,448,000
August 2019	$1.53	$1.05	6,251,100
July 2019	$1.49	$0.96	12,474,711
June 2019	$1.25	$0.91	3,784,194
May 2019	$1.46	$1.18	3,506,975
April 2019	$1.49	$1.21	4,936,969
March 2019	$1.67	$1.26	9,699,709
February 2019	$1.88	$1.15	15,116,398

PRIOR SALES

During the most recently completed financial year, the Corporation issued the following securities.

Date	Type of Security Issued	Issue Price per Security		Number of Securities Issued
January 30, 2020	Options	$1.07		800,000
January 16, 2020	Options	$1.02		1,323,000
August 12, 2019	Options	$1.39		20,000
August 7, 2019(1)	Warrants	$1.40		30,634,322
August 7, 2019(1)	Warrants	$1.875		56,126,890
August 7, 2019(1)	Warrants	$2.00-$6.00	(2)	110,703,925
August 7, 2019(1)	Convertible Debentures	$1.07		$25,989,985.42
July 26, 2019	Options	$1.34		500,000
June 26, 2019(3)	Warrants	$1.20		1,355,350
June 26, 2019(4)	Warrants	$1.45		7,558,264
June 26, 2019(4)	Convertible Debentures	$1.20		$27,188,000
June 26, 2019	Options	$1.50		390,000
June 26, 2019	Options	$1.19		347,500
June 26, 2019	Options	$1.00		30,000
March 20, 2019	Options	$1.50		20,000
March 4, 2019	Options	$1.50		585,000
February 13, 2019	Options	$1.50		1,795,000
February 13, 2019(5)	Convertible Debentures	$0.80		$5,800,000
February 13, 2019(5)	Convertible Debentures	$1.15		$20,000,000
February 13, 2019(5)	Options	$0.02		500,000
February 13, 2019(5)	Options	$0.10		250,000
February 13, 2019(5)	Options	$0.206		2,837,500
February 13, 2019(5)	Options	$0.80		2,867,500
February 13, 2019(5)	Options	$1.15		440,000
February 13, 2019(5)	Options	$1.50		1,200,000
February 13, 2019(5)	Warrants	$0.10		6,200,000
February 13, 2019(5)	Warrants	$0.206		4,600,000
February 13, 2019(5)	Warrants	$0.80		2,613,768
February 13, 2019(5)	Warrants	$1.05		23,760,354
February 13, 2019(5)	Warrants	$1.15		1,443,956
February 13, 2019(5)	Warrants	$1.50		1,376,205

Notes:

(1)	Issued in connection with the Strategic Investment. See Description of the Business – Strategic Investment.
(2)	The exercise price is variable with a floor of $2.00 and a ceiling of $6.00.
(3)	Issued as compensation to certain underwriters in connection with an underwritten private placement of debenture units.
(4)	Issued in connection with an underwritten private placement of debentures units.
(5)	Issued in connection with the Qualifying Transaction.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the end of the Corporation’s most recently completed fiscal year, the following securities of the Corporation were subject to escrow or subject to a contractual restriction on transfer.

Designation	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class

Common Shares	739,130	0.51%
Warrants(2)	30,634,322	100%
Warrants(2)	56,126,890	100%
Warrants(2)	110,703,925	100%
Convertible Debentures(2)	$25,989,985.42	100%

Notes:

(1)	Subject to restrictions on transfer set out in certain restricted share ownership agreements dated December 31, 2019. Such Common Shares shall be released from any restrictions on transfer as at August 17, 2020.
(2)	Issued in connection with the Strategic Investment. See Description of the Business – Strategic Investment. All such securities are restricted from transfer pursuant to the terms of the certificate evidencing such security.

DIRECTORS AND OFFICERS

Directors

Each of the directors of the Corporation is elected annually at the annual meeting of the shareholders. All directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed or until the director is removed at a meeting of shareholders. The following table sets forth, among other things, the name, province and country of residence, position, period served as a director, principal occupation during the last five (5) years and other current directorships for each person who serves as a director of the Corporation.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since
Trevor Fencott Ontario, Canada	President, Chief Executive Officer and Director of the Corporation	February, 2019
President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Fire & Flower Inc. Chief Legal Officer & Director of Mettrum Health Corp.
Harvey Shapiro Ontario, Canada Executive Chair	Executive Director of the Corporation and Chair of the Board Executive Director and Director of Fire & Flower Inc. Chairman and Vice-President of Emblem Corp.	February, 2019
Norman Inkster(1)(2) Ontario, Canada Director	Former President of Inkster Incorporated	February, 2019
Donald Wright	President and Chief Executive Officer of The	January, 2018
Ontario, Canada	Winnington Capital Group Inc.
Lead Independent
Director
Avininder Grewal	President, Chief Executive Officer and Director of	December, 2017
Ontario, Canada	Cinaport Capital Inc.
Director

Sharon Ranson(1)(2) Ontario, Canada Director	President and Founder of the Ranson Group Inc.	February, 2019
Jeremy Bergeron(1)(2)(3) Texas, United States Director	Vice President Alternative Channels of Alimentation Couche-Tard Inc. Chief Executive Officer of CrossAmerica Partners LP Sr. Vice President Integration & Development of CST Brands, Inc.	August, 2019

Notes:

(1)	Member of the Corporate Governance and Compensation Committee of the Corporation’s board of directors (the “CGC Committee”)
(2)	Member of the Audit Committee of the Corporation’s board of directors (the “Audit Committee”)
(3)	Investor Nominee

Officers

The following table sets forth the name, province and country of residence, position, period served as an officer and principal occupation during the last five (5) years for each executive officer of the Corporation.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years
Trevor Fencott Ontario, Canada	President, Chief Executive Officer and Director of the Corporation and FFI
President and Chief Executive Officer	Chief Legal Officer & Director of Mettrum Health Corp.
Harvey Shapiro Ontario, Canada	Executive Chair/Executive Director and Director of the Corporation and Executive Director and Director of FFI
Executive Chair	Chairman and Vice-President of Emblem Corp.
Nadia Vattovaz Ontario, Canada	Chief Financial Officer of the Corporation and FFI Executive Vice-President of Finance of FFI
Chief Financial Officer and	Vice-President, Finance and Procurement of Holt, Renfrew & Co., Limited
Executive Vice-President, Operations	Vice-President, Finance Shared Systems & Services of Canadian Tire Corporation, Limited
Mike Vioncek Alberta, Canada	Senior Vice-President Real Estate, Construction & Loss Prevention of the Corporation and Chief Operating Officer of the Corporation and FFI
Senior Vice-President Real Estate, Construction & Loss Prevention	President of Western Canada Operations of ECP Capital Partnerships Director of Operations for Liquor Store NA

Matthew Anderson Alberta, Canada Corporate Secretary	Corporate Secretary of the Corporation Vice President, Legal & Business Affairs of the Corporation and FFI Corporate and Commercial Lawyer at Duncan Craig LLP
Matthew Hollingshead Ontario, Canada President of Hifyre	President and Chief Executive Officer of Hifyre.

Ownership of Shares

As of the date of this AIF, the directors and executive officers of the Corporation, as a group, owned or exercised control or direction over, directly or indirectly, an aggregate of 30,837,335 Common Shares (approximately 19.34% of the Common Shares, issued and outstanding).

Cease Trade Orders

Mr. Donald Wright was chairman of Jaguar Resources Inc. (“Jaguar”), a TSX listed issuer, when a cease trade order (the “CTO”) was issued by each of the Alberta Securities Commission (the “ASC”) and the British Columbia Commission (the “BCSC”) on May 6 and May 8, 2015, respectively, for Jaguar’s failure to file its annual audited financial statements, annual MD&A and certification of the annual filings for the fiscal year ended December 31, 2014. While subject to the CTO, Jaguar issued, in contravention of the CTO, promissory notes in the aggregate amount of $187,873.71 to certain investors familiar with Jaguar’s business for the purpose of providing Jaguar with working capital to complete the prescribed regulatory filings and seek revocation of the CTO. Following the contravention, Jaguar and each of its chief executive officer, chief financial officer and directors provided undertakings to the executive director of the ASC in respect of the contravention. The ASC and the BCSC revoked the CTOs on May 15, 2016.

Mr. Wright was also a director of Tuscany International Drilling Inc. (“Tuscany”), a TSX listed issuer, when Tuscany announced on February 2, 2014 that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the US Code. Mr. Wright resigned from Tuscany in February 2014.

Other than the foregoing, no director or officer of the Corporation, and no securityholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, within the last 10 years prior to date of this AIF (a) been a director or officer of any person or company that, while such person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under applicable securities law for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Bankruptcies

To the knowledge of the Corporation and its management, no director or executive officer of the Corporation, or a Shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, as of the date of this AIF, or has been, within 10 years before the date hereof, a director or executive officer of any company (including that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation and its management, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

Penalties and Sanctions

To the knowledge of the Corporation and its management, no director or executive officer of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Corporation are associated with other reporting issuers or other corporations that may give rise to conflicts of interest. In accordance with the CBCA, directors or officers of the Corporation who have a material interest in a material transaction or a proposed material transaction with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation.

Some of the directors and officers of the Corporation have or will have either other employment or other business or time restrictions placed on them and, accordingly, these directors and officers of the Corporation will only be able to devote part of their time to the affairs of the Corporation. The Corporation specifically notes that Mr. Jeremy Bergeron, a director of the Corporation, is also Vice President Alternative Channels of Alimentation Couche-Tard.

COMMITTEES

Audit Committee

The Audit Committee meets with the chief financial officer of the Corporation and the independent auditors of the Corporation to review and inquire into matters affecting financial reporting, the system of internal accounting, financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the directors for approval the annual consolidated financial statements, the annual report and certain other documents required by regulatory authorities.

The Audit Committee is currently comprised of three (3) individuals, all of whom are financially literate. The current members of the Audit Committee are Sharon Ranson (Chair), Norman Inkster and Jeremy Bergeron. Each of the members of the Audit Committee is considered to be independent under National Instrument 52-110 – Audit Committees. A copy of the Audit Committee charter is attached as Schedule “A” hereto.

Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee has, within the charter of the Audit Committee, adopted specific responsibilities and duties regarding the provision of services by the registrant’s external auditors, currently PricewaterhouseCoopers LLP. This charter requires Audit Committee pre-approval of all permitted audit and audit-related services. Any non-audit services must be submitted to the Audit Committee for review and approval. Under the charter, all permitted services to be provided PricewaterhouseCoopers LLP must be pre-approved by the Audit Committee.

Corporate Governance and Compensation Committee

The CGC Committee is comprised of Norman Inkster (Chair), Sharon Ranson and Jeremy Bergeron. The overall purpose of the CGC Committee as set out in the CGC Committee’s mandate is to assist the Board (a) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (b) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation; and (c) in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither the Corporation nor any of its subsidiaries is party to or of which their respective property is the subject matter of any material legal proceedings and to the best knowledge of the Corporation, no such legal proceedings are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, the Corporation is not aware of any material interests, direct or indirect, of: (a) any Shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent (10%) of the voting rights attached to the Common Shares; (b) any of the Corporation’s directors or subsidiaries’ directors or executive officers; or (c) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within the three (3) most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Investor Services Inc. located at 100 University Ave, 8th Floor, Toronto, Ontario, M5J 2Y1.

INTERESTS OF EXPERTS

MNP LLP were the auditors of the Corporation prior to the completion of the Qualifying Transaction and have performed the audit in respect of the audited financial statements of the Corporation for the period from the date of incorporation (December 12, 2017) to February 28, 2018. MNP LLP are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

UHY McGovern Hurley LLP were the auditors of the Corporation until July 25, 2019. UHY McGoven Hurley LLP performed an audit in respect of the audited financial statements of: (a) the Corporation for the year ended February 2, 2019; and (b) Old FFI for the 52 week period ended February 2, 2019. UHY McGovern Hurley LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

As of July 25, 2019, the Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, Toronto, Ontario. PricewaterhouseCoopers LLP performed an audit in respect of the audited financial statements of the Corporation for the 52 weeks ended February 1, 2020.

PricewaterhouseCoopers LLP is independent of the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

No person or company who is named as having prepared or certified a part of the AIF or prepared or certified a report or valuation described or included in the AIF has, or will have, any direct or indirect interest in FFI or the Corporation.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts the Corporation is a party to are the following, including material contracts entered into subsequent to February 1, 2020.

1.	Supplement debenture indenture dated February 13, 2019 between the Corporation, FFI and CTCC which supplements the amended and restated debenture indenture dated February 13, 2019 between Old FFI and CTCC.

2.	The supplemental warrant indenture dated February 13, 2019 between the Corporation, FFI and CTCC which supplements the warrant indenture dated April 20, 2018 between Fire & Flower Inc. and CTCC.

3.	The debenture indenture dated June 26, 2019 between the Corporation and CTCC.

4.	The warrant indenture dated June 26, 2019 between the Corporation and CTCC.

5.	The subscription agreement dated July 23, 2019 between the Corporation and Alimentation Couche-Tard which sets out the terms of the Strategic Investment.

6.	The Investor Rights Agreement.

7.	The Credit Agreement.

8.	The April 2020 Indenture.

9.	The Subscription Receipt Agreement.

ADDITIONAL INFORMATION

Additional information regarding the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at https://fireandflower.com/.

Additional information, including the remuneration and indebtedness of the directors and executive officers of the Corporation, principal holders of the Corporation’s securities and the securities authorized for issuance under equity compensation plans, is contained in the management information circular of the Corporation for the most recent annual general and special meeting of Shareholders, which was held on November 19, 2019.

Additional financial information relating to the Corporation is provided in the Corporation’s audited financial statements and management’s discussion and analysis for the 52 weeks ended February 1, 2020.

SCHEDULE “A”

Audit Committee Charter

AUDIT COMMITTEE CHARTER

1. Introduction

The Audit Committee (the “Committee” or the “Audit Committee”) of Fire & Flower Holdings Corp. (formerly Cinaport Acquisition Corp. II) (the “Company”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2. Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

Each member of the Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Meetings

Number of Meetings

The Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4. Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a) General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b) Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d) Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower program; and

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e) Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

(f) Periodical Review of Procedures

The Audit Committee shall assess the adequacy of the procedures set out in (d) and (e) above on an annual basis and shall make recommendation to the Board with respect to any necessary amendments to this Audit Committee Charter.

Auditors

(a) General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b) Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c) Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d) Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e) Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f) Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g) Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h) Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i) Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of theAudit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j) Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k) Communication with Internal Auditor

The internal auditor, when appointed, shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a) General

The Audit Committee shall review the Company’s system of internal controls.

(b) Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub- committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. Authority

The Audit Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	to communicate directly with the internal and external auditors.

6. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

7. Mandate Review

The Audit Committee shall review and update this Mandate annually and present it to the Board for approval where the Audit Committee recommends amendments to this Mandate.